

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 31, 2017

Kirk L. Somers
Chief Legal & Privacy Officer
Cardlytics, Inc.
675 Ponce de Leon Avenue NE
Suite 6000
Atlanta, GA 30308

> **Re: Cardlytics, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted May 15, 2017**
> **CIK No. 0001666071**

Dear Mr. Somers:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 2, 2017 letter.

Prospectus Summary

Overview, page 2

1. We note your response to prior comment 2. Please revise to explain what "presented" means in this context. In this regard, clarify that while a consumer may have received a Cardlytics Direct marketing campaign via their online or mobile banking accounts, the amount they spent at the applicable marketer during the campaign is included in the calculation of ROAS regardless of whether or not they redeemed the incentive offer.

2.   Please explain further the following as they relate to your response to prior comment 3 and revise your disclosure as necessary to clarify the bases for your conclusions:

- Tell us whether your analysis was based on one incentive campaign from each of the three FIs used in your analysis or multiple campaigns from each of the FIs. To the extent you used data from one campaign, tell us how you determined this provided a sufficient basis from which to derive your conclusions;
- You refer to a decrease in attrition and an increase in monthly card spend in the six months following a customer's first redemption in 2016. Tell us how you determined such measures for the Non-Redemption Cohort group, which do not have a first redemption period;
- You deem customers who do not have active spend in the applicable account within a given month to have attrited. If a customer subsequently has active spend within the six-month period, please clarify whether such customer is still counted in your attrition rate and explain why;
- Please explain further the weighted-average basis adjustments used to determine the monthly card spend; and
- Clarify the Cohort(s) and time period(s) you compared when calculating the 17% decrease in attrition and the 9% increase in monthly card spend. For example, indicate whether these figures represent changes in the behavior of the Redemption Cohort in the six months following presentation of a Cardlytics Direct incentive (or redemption of the incentive by the Redemption Cohort) as compared to the behavior of the Non-Redemption Cohort in the same six-month period, or whether they instead represent changes in the behavior of both Cohorts in the six-month period following presentation (or redemption by the Redemption Cohort) of an incentive as compared to the behavior of both Cohorts in the preceding three-month period. In your response, please provide us with the figures used in your calculations.

Offering, page 10

3.   Please revise the first bullet point on page 11 under "this prospectus reflects and assumes the following" to clarify that the conversion of redeemable convertible preferred stock to 42.6 million shares of common stock includes the issuance of Series G preferred stock in May 2017 and the resulting conversion of certain debt to Series G preferred stock.

4.   Please also revise to include the shares of common stock subsequently issued upon conversion of the Aimia EMEA Notes in May 2017 in the total common stock to be outstanding after this offering, to be consistent with the pro forma presentations throughout the filing.

Capitalization, page 53

5.   We note that the pro forma column assumes the conversion of all convertible promissory notes into 10,937,538 shares of common stock as though such conversion occurred as of

December 31, 2016. Please revise your disclosures to reflect the actual number of shares issued upon the subsequent conversion of the Existing Stockholder Notes, the Outstanding Obligation Notes and the Aimia EMEA Notes in May 2017. Similar revisions should be made throughout the filing such as to your pro forma net loss per share calculations on pages 13, 59 and F-50, as well as to your Dilution disclosures.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Years Ended December 31, 2015 and 2016, page 70

6.   Your revised disclosure in response to prior comment 13 quantifies the growth in revenue attributable to increased sales of Cardlytics Direct to existing marketers without separately identifying the amount attributable to price increases. Please discuss the extent to which increases in price and/or volume of solutions sold contributed to the year-over-year increase in revenue pursuant to Item 303(a)(3)(iii) of Regulation S-K, or advise.

Management

Board Committees

Audit Committee, page 105

7.   We note that Mr. Youngren, a managing partner of Polaris Partners, will serve on your audit committee upon the completion of this offering. It appears that affiliates of Polaris Partners beneficially own approximately 20% of your voting equity securities. Please provide us with your analysis in support of the board's determination that Mr. Youngren will satisfy the requirements for independence under the NASDAQ and Commission rules. In this regard, explain to us how you concluded that he is independent for purposes of Exchange Act Rule 10A-3(b)(1).

Principal Stockholders, page 130

8.   We note your response to prior comment 17 that beneficial ownership is generally provided on an as-converted basis because you believe this disclosure is "equally meaningful to investors." Item 403 of Regulation S-K requires disclosure with respect to beneficial owners of more than five percent of "any class of the registrant's voting securities" as well as to "each class of equity securities" beneficially owned by directors and named executive officers, as of the most recent practicable date. Please revise your disclosure to separately show ownership of your outstanding redeemable convertible preferred stock and common stock prior to the offering. We would not object if you

provide information regarding your redeemable convertible preferred stock in the footnotes to the table.

Notes to Consolidated Financial Statements

Note 7. Income Tax, F-31

9.   We note your revised disclosure on page F-33 in response to prior comment 17 in which you indicate that you do not intend to repatriate the undistributed earnings of Cardlytics UK. However, you continue to disclose on page 76 that the investment in Cardlytics UK Limited is not considered permanently reinvested. Please tell us how you have overcome the presumption that all undistributed earnings will be transferred to the parent entity as referred to in ASC 740-30-25-17 such that no related income tax has been accrued. In this regard, the presumption can only be overcome if sufficient evidence shows that the subsidiary has invested or will invest the undistributed earnings indefinitely or that the earnings will be remitted in a tax-free liquidation.

Note 11. Related Parties, page F-44

10.   We note your revised disclosures in response to prior comment 12. However, your disclosures elsewhere (i.e., pages 10, 55 and 58) indicate that the FI Share performance-based warrants are exercisable only if certain milestones are met, and on page F-45, you state that the performance conditions of these warrants are directly related to revenue-producing activities. Please describe the milestones and revenue-producing activities that must be met in order for these warrants to vest, and clarify throughout the filing, if true, that the warrants will vest upon completion of this offering even if such milestones and revenue-producing activities are not met.

Note 15. Subsequent Event, page F-52

11.   Please revise to disclose when the warrants issued in connection with the Series G stock financing vest and become exercisable.

12.   Revise to include any stock options granted subsequent to the most recent balance sheet date and disclose the significant terms, such as the grant date fair value, vesting terms and the periods in which the estimated compensation expense will be recorded. We refer you to ASC 855-10-50-2.

Part II. Information Not Required in Prospectus

Item 15. Recent Sales of Unregistered Securities

Issuances of Preferred Stock, Common Stock and Warrants, page II-3

13.   You indicate that the issuances of the securities described in this section were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) or Rule 506 of Regulation D. We are unable, however, to locate any Forms D on file relating to these transactions. Please advise.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or me at (202) 551-3483 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Adviser
Office of Information
Technologies and Services

cc: Nicole C. Brookshire and Richard C. Segal
         Cooley LLP